ALMCO PLUMBING, INC.

5663 Balboa Avenue

San Diego, CA 92111

April 21, 2023

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Office of Real Estate and Construction

Re: Request for Qualification

Offering Statement on Form 1-A

DOS Filed March 20, 2023

File No. 024-12195 and 367-00344

Ladies and Gentlemen:

On behalf of Almco Plumbing, Inc., I hereby request qualification of the above referenced Offering Statement at 12:00 p.m. Eastern Daylight Savings Time on April 25, 2023, or as soon thereafter as practicable.

The offering is a Tier II Regulation A offering. I understand such offerings are exempt from the Blue-Sky requirements applicable to Tier I offerings.

Please orally confirm the qualification of the Statement by contacting our attorney, Jackson L. Morris at 813-892-5969.

Very truly yours,

/s/ Vladyslav Khorenko

Vladyslav Khorenko

Chief Executive Officer